SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549




                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                   For the fiscal year ended December 31, 1999
                   -------------------------------------------


                20TH CENTURY INDUSTRIES SAVINGS AND SECURITY PLAN
                -------------------------------------------------
                            (Exact name of the plan)


                          21ST CENTURY INSURANCE GROUP
                          ----------------------------
                                (Name of issuer)


      Suite 700, 6301 Owensmouth Avenue, Woodland Hills, California      91367
      --------------------------------------------------------------------------
        (Address  of  principal  executive  offices)                  (Zip Code)

Financial  Statements  and  Supplemental  Schedule
20th  Century  Industries  Savings  and  Security  Plan
Years  ended  December  31,  1999  and  1998
with  Report  of  Independent  Auditors

                20th Century Industries Savings and Security Plan

                              Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 1999 and 1998




                                    CONTENTS

Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . . .   4

Audited Financial Statements

Statements of Net Assets Available for Benefits . . . . . . . . . . . . . . .  5
Statements of Changes in Net Assets Available for Benefits . . . . . . . . .   6
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . .  7


Supplemental Schedule

Schedule of Assets Held for Investment Purposes . . . . . . . . . . . . . . . 13

                         Report of Independent Auditors

21st  Century  Insurance  Group  as  Plan  Administrator  of  the
  20th  Century  Industries  Savings  and  Security  Plan

We have audited the accompanying statements of net assets available for benefits of the 20th Century Industries Savings and Security Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                /S/ ERNST & YOUNG LLP

June  1,  2000

                20th Century Industries Savings and Security Plan

                 Statements of Net Assets Available for Benefits


                                                      DECEMBER 31
                                                   1999         1998
                                               ------------  -----------
ASSETS
Investments, at fair value:
Mutual funds                                   $ 63,754,691  $47,106,904
21st Century Insurance Group common stock         5,251,648    6,588,404
Short-term investment funds                          83,042      152,137
                                               ------------  -----------
                                                 69,089,381   53,847,445
Guaranteed investment contract, at fair value    25,859,734   26,394,118
Loans to participants                             7,302,570    6,514,036
                                               ------------  -----------
Total investments                               102,251,685   86,755,599
Income receivable                                    46,638            -
                                               ------------  -----------
Net assets available for benefits              $102,298,323  $86,755,599
                                               ============  ===========

See  accompanying  notes.

                20th Century Industries Savings and Security Plan

           Statements of Changes in Net Assets Available for Benefits


                                                          YEAR ENDED DECEMBER 31
                                                            1999         1998
                                                      -------------  ------------
Additions to net assets:
  Investment income:
    Net appreciation in fair value of mutual funds    $  4,803,965   $ 6,288,236
    Net depreciation in fair value of 21st Century
      Insurance Group common stock                      (1,114,918)     (638,373)
    Interest and dividends                               7,041,162     3,913,849
    Loan interest income                                   578,265       590,855
                                                      -------------  ------------
                                                        11,308,474    10,154,567

  Contributions:
    Employer                                             2,974,939     2,728,229
    Employee                                             6,185,071     5,281,851
                                                      -------------  ------------
                                                         9,160,010     8,010,080
                                                      -------------  ------------
Total additions                                         20,468,484    18,164,647

Deductions from net assets:
  Benefits paid to participants                          4,896,654     4,356,670
  Administrative expenses                                   29,106        24,448
                                                      -------------  ------------
Net increase in net assets                              15,542,724    13,783,529

Net assets available for benefits:
  Beginning of year                                     86,755,599    72,972,070
                                                      -------------  ------------
  End of year                                         $102,298,323   $86,755,599
                                                      =============  ============

See  accompanying  notes.

                20th Century Industries Savings and Security Plan

                          Notes to Financial Statements

                                December 31, 1999


1.  DESCRIPTION  OF  PLAN

The following brief description of the 20th Century Industries Savings and Security Plan (Plan) provides only general information. Participants should refer to the Plan Document for more complete information. Copies of the Plan Document are available from the Human Resources Benefits Office.

GENERAL

The Plan is a defined contribution plan incorporating the provisions of Section 401(k) of the Internal Revenue Code and covering substantially all employees of 21st Century Insurance Group (Employer). The Plan enables participants to make contributions which the Employer matches in part. Contributions by and on behalf of participants are invested in accordance with the participants' investment designations in one or more investment options. Effective January 1, 1997, Fidelity Investments began providing recordkeeping and trustee plan services, and the Plan offered participants 10 new investment options. Plan participants now have 15 investment options in which they may choose to have their funds invested. Employees may elect to participate in the Plan upon becoming eligible, which is after attaining the age of 20.

The Employer pays most of the Plan's administrative expenses. These expenses include, but are not limited to, legal, accounting and recordkeeping fees. However, loan fees are paid by participants, and investment expenses are paid by the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each participant can contribute up to 12% of earnings on a before-tax basis and up to an additional 5% of earnings on an after-tax basis. The Employer matches $.75 for every dollar contributed by a participant (before tax) up to a maximum of 6% of the participant's eligible earnings. Forfeitures are used to offset future Employer-matching contributions. Participants may change their contribution percentages at any time during the Plan year. In addition, they may elect to stop making contributions entirely. Effective June 17, 1991, Employer contributions follow the participant's fund election. Prior to June 17, 1991, Employer contributions were entirely invested in the Fixed Rate Fund.

                20th Century Industries Savings and Security Plan

1.  DESCRIPTION  OF  PLAN  (CONTINUED)

VESTING

Participants are immediately vested in their own contributions. Vesting in the Employer-contributed amount is based on years of service. A participant vests 20% after two years of service and an additional 20% for each additional year. A participant is 100% vested after six years of credited service.

PARTICIPANT  ACCOUNTS

Each participant's account is credited with his or her other contributions, any Employer matching contribution and an allocation of Plan earnings, and is charged with any withdrawals.

PARTICIPANT  LOANS

Each participant may obtain loans against his or her vested account balance. Loans made through October 31, 1989 are at the prime rate at the time of loan approval plus one percent. Loans made on or after November 1, 1989 are at the prime rate plus two percent. Loans made on or after September 20, 1990, for the purchase of a home are at the prime rate.

PAYMENT  OF  BENEFITS

Upon termination of service, a participant may generally elect to receive the value of his or her account in either a lump-sum amount (if eligible) or in installment payments for up to 15 years. Benefits become payable to participants upon their termination of employment with the Employer or in the event of elective withdrawal as permitted by the Plan.

PLAN  TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. Should the Plan terminate, or should contributions be discontinued, at some future time, the rights of each affected participant to the entire amount credited to his or her account on the date of such termination or discontinuance shall be non-forfeitable and fully vested. Payment of such amounts to each participant or beneficiary, upon the termination of the Plan or upon the

                20th Century Industries Savings and Security Plan

1.  DESCRIPTION  OF  PLAN  (CONTINUED)

PLAN  TERMINATION  (CONTINUED)

complete discontinuance of contributions under the Plan, shall be made by the Plan administrator at such time and in such manner as the Plan administrator shall state, provided, however, that all participants and beneficiaries similarly situated shall be treated in a nondiscriminatory manner.

2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

USE  OF  ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.
Actual  results  could  differ  from  these  estimates.

VALUATION  OF  INVESTMENTS

Investments are reported at fair value, using quoted market prices. Participant loans are reported at amounts owed by the participants.

3.  FIXED  RATE  FUND

The fixed rate fund is a guaranteed investment contract consisting of funds deposited with Pacific Life Insurance Company (Pacific Life). Pacific Life maintains the contributions in an unallocated account, with a guaranteed interest rate which is set annually not less than 30 days prior to the beginning of the Plan year. The set rate was 6.25% for 1999 and 6.60% in 1998. The account is credited with deposits and interest earnings and charged with Plan withdrawals. The Employer pays the contract administration charge.

Per the contract, no transfer may be made out of the account by an individual participant directly to a competing fixed income fund offered by the Plan.

The Employer may cancel the contract at any time by giving notice to Pacific Life. Ordinarily, transfer of the balance in the account would be made in four substantially equal annual installments starting within 90 days of cancellation. However, if the announced guaranteed interest rate is less than the current rate and the balance in the account 60 days prior to the end of the Plan Year exceeds

                20th Century Industries Savings and Security Plan

3.  FIXED  RATE  FUND  (CONTINUED)

75% of the balance in the account at the beginning of the current Plan Year, the Employer may cancel the contract within 30 days of the new rate announcement and may withdraw the total account balance within 30 days of cancellation.

4.  INVESTMENTS

The Plan's investments are invested in the Pacific guaranteed investment contract, in 21st Century Insurance Group Common Stock (21st Century Insurance Group Stock) and in 13 mutual funds administered by Fidelity Investments, which also acts as trustee for the Plan. Funds in transit to and from any of the investment options and the Plan Sponsor of the participants or other investment options are temporarily invested in short-term investments by the trustee. Fidelity Investments and 21st Century Insurance Group are considered parties in interest.

The following table presents the Plan's investments:
                                                                   DECEMBER 31
                                                               1999            1998
                                                           -------------  -------------
Investments at fair value:
  Guaranteed Investment Contract                            $25,859,734*  $ 26,394,118*
  Mutual Funds:
    Fidelity Magellan Fund                                   30,261,203*    21,114,005*
    Fidelity Equity-Income Fund                              13,665,370*    14,577,473*
    Spartan U.S. Equity Index Fund                            6,459,446*     4,407,402*
    Fidelity Contrafund                                       5,917,948*     3,265,039
    Fidelity Retirement Government Money Market
      Portfolio
                                                              1,217,272      1,141,684
    INVESCO Small Company Growth Fund                         2,796,836        582,653
    Fidelity Founders Balanced Fund                             702,374        614,868
    Templeton Foreign Fund I                                    783,222        380,544
    Fidelity Freedom 2000 Fund                                  136,115         82,450
    Fidelity Freedom 2010 Fund                                  725,771        483,454
    Fidelity Freedom 2020 Fund                                  675,260        295,886
    Fidelity Freedom 2030 Fund                                  377,361        149,211
    Fidelity Freedom Income Fund                                 36,513         12,235
21st Century Insurance Group Stock                            5,251,648*     6,588,404*
Loans to participants                                         7,302,570*     6,514,036*
Short-Term Investment Funds                                      83,042        152,137
                                                           -------------  -------------
                                                           $102,251,685   $ 86,755,599
                                                           =============  =============

*Represents  5%  or more of the fair value of net assets available for benefits.

                20th Century Industries Savings and Security Plan

4.  INVESTMENTS  (CONTINUED)

Interest  and  dividend  income was $7,041,162 for 1999 and $3,913,849 for 1998.

Net appreciation in fair value of mutual funds and Company stock was $3,689,047 for 1999 and $5,649,863 for 1998.

5.  INCOME  TAX  STATUS

The Internal Revenue Service has issued a determination letter dated May 11, 1995 that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan administrator is not aware of any course of actions or series of events that have occurred which might adversely affect the Plan's qualified status.

6.  SUBSEQUENT  EVENT

Effective January 21, 2000, the Plan changed its name to 21st Century Insurance Group Savings and Security Plan.

                              Supplemental Schedule

                20th Century Industries Savings and Security Plan

                          EIN: 95-1935264   Plan:  001

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1999

                                        DESCRIPTION OF INVESTMENT,
IDENTITY OF ISSUE,                       INCLUDING MATURITY DATE,
BORROWER, LESSOR                         RATE OF INTEREST, PAR OR                     CURRENT
OR SIMILAR PARTY                              MATURITY VALUE              COST         VALUE
-----------------------------------  --------------------------------  -----------  ------------

Pacific Life Insurance Company       Guaranteed Investment
                                       Contract                        $25,859,734  $ 25,859,734
Fidelity Retirement Government
  Money Market Fund (1)              Money Market Fund                   1,217,273     1,217,272
Fidelity Equity-Income Fund (1)      255,523 Mutual Fund Shares         11,561,942    13,665,370
Fidelity Magellan Fund (1)           221,483 Mutual Fund Shares         21,708,457    30,261,203
Fidelity Freedom Income Fund (1)     3,223 Mutual Fund Shares               35,835        36,513
Fidelity Freedom 2000 Fund (1)       10,478 Mutual Fund Shares             123,893       136,115
Fidelity Freedom 2010 Fund (1)       48,808 Mutual Fund Shares             610,983       725,771
Fidelity Freedom 2020 Fund (1)       41,225 Mutual Fund Shares             581,871       675,260
Fidelity Freedom 2030 Fund (1)       22,356 Mutual Fund Shares             314,387       377,361
Fidelity Founders Balanced Fund (1)  67,084 Mutual Fund Shares             778,200       702,374
Spartan U.S. Equity Index Fund       124,005 Mutual Fund Shares          4,988,687     6,459,446
Fidelity Contrafund (1)              98,599 Mutual Fund Shares           5,459,994     5,917,948
INVESCO Small Company Growth
  Fund                               150,206 Mutual Fund Shares          2,166,552     2,796,836
Templeton Foreign Fund I             69,806 Mutual Fund Shares             708,300       783,222
Fidelity Short Term Investment
  Fund (1)                           Short-Term Investment Fund             83,042        83,042
21st Century Insurance Group
  Stock (1)                          442,468 Common Stock Shares         5,253,449     5,251,648
Participant Loans (1)                Interest rates between 8.5% and
                                       10.5%                                     -     7,302,570
                                                                                    ------------
                                                                                    $102,251,685
                                                                                    ============

(1)     Party-in-interest  to  the  Plan.

                         Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form 8 No. 33-80180) pertaining to 20th Century Industries Savings and Security Plan of our report dated June 28, 2000, with respect to the financial statements and schedules of 20th Century Industries Savings and Security Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.


                                                /S/ ERNST & YOUNG LLP

Los  Angeles,  California
June  22,  2000

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                               20th Century Industries Savings and Security Plan


Date:  June  28,  2000

                               By:  /s/  Richard  Andre
                                   --------------------------------
                                   Richard Andre, Vice President
                                   21st  Century  Insurance  Group
                                   Chairman  Benefits  Committee